December 14, 2015

Via EDGAR

Ms. Era Anagnosti

Legal Branch Chief

Office of Financial Services

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                             Credit Suisse Group AG
Registration Statement on Form F-4
Filed October 30, 2015
File No. 333-207696

Dear Ms. Anagnosti:

Credit Suisse Group AG (the “Group” or “Credit Suisse”) is writing in response to the letter from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated November 18, 2015 containing the Staff’s comments with respect to the Group’s Registration Statement on Form F-4, filed with the Commission on October 30, 2015 (the “Form F-4”).  In connection with this letter, Credit Suisse is concurrently filing Pre-Effective Amendment No. 1 (the “Amended Registration Statement”) to the Form F-4.  For ease of reference, the Group has repeated the Staff’s comments in italicized text prior to its responses.

General

1.                                      We note that the issuer of the notes has the ability to voluntarily substitute the guarantor for itself for all purposes under any series of Exchange Notes and the applicable indenture, at any time and without consent of the holders or the Trustee.  Refer to the “Issuer Substitution” disclosure on page 50.  We also note that the parent guarantor is a holding company and has no significant assets other than the partnership interests, stock, and other equity interests in its subsidiaries.  Please provide us with a detailed legal analysis explaining why the parent guarantor should not be identified a co-issuer of the Exchange Notes at this time.

Response to Comment 1

We have complied with the Staff’s comment by explicitly amending the disclosure to make clear that the  parent guarantor is a co-issuer of the Exchange Notes for U.S. federal securities law purposes.  Please see the prospectus cover, the section “Prospectus Summary—Credit Suisse Group Funding (Guernsey) Limited” on page 1 and the section “Description of the Exchange Notes— The Guarantees” on page 47 of the Amended Registration Statement.

Where You Can Find More Information; Documents Incorporated by Reference, page iv

2.                                      We note that the financial statements that have been incorporated by reference appear to be missing the footnote disclosure required by Rule 3-10(b)(4) of Regulation S-X. Please ensure that your future periodic reports are in compliance with the applicable requirements of Rule 3-10 of Regulation S-X.

Response to Comment 2

We will comply with the Staff’s comment by ensuring that our future periodic reports are in compliance with the applicable requirements of Rule 3-10 of Regulation S-X, including the footnote disclosure required by Rule 3-10(b)(4).

*   *   *   *   *

The Group acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Group hopes that its responses adequately address each of the Staff’s comments.  If the Staff has any questions concerning this letter or requires further information, please do not hesitate to contact Gina Orlins, Treasury-Americas Treasurer and Head of Long-Term Funding & Capital, in New York at 212-325-2453, Sandra Galvis, Treasury-Legal, in New York at 212-325-9803, Christopher Harris, Head of External Reporting, in Zurich at 011-41-44-333-8395, or David Mathers, Chief Financial Officer, in Zurich at 011-41-44-333-6607.

Very truly yours,

/s/ Michael J. Volkovitsch

Michael J. Volkovitsch

cc:	Tidjane Thiam
Member of the Executive Board
Chief Executive Officer
Credit Suisse Group AG

David Mathers
Member of the Executive Board
Chief Financial Officer
Credit Suisse Group AG

John Tiner
Chairman of the Audit Committee
Credit Suisse Group AG

Romeo Cerutti
Member of the Executive Board
General Counsel
Credit Suisse Group AG

Christopher Harris
Head of External Reporting
Credit Suisse Group AG

David Wong
Treasurer
Credit Suisse Group AG

Gina Orlins
Treasury-Americas Treasurer and Head of Long-Term Funding & Capital
Credit Suisse Group AG

Sandra Galvis
Treasury Legal
Credit Suisse Group AG